

June 8, 2010

James E. Ousley
Chief Executive Officer
SAVVIS, Inc.
1 SAVVIS Parkway
Town & Country, Missouri 63017

> **Re:** **SAVVIS, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 6, 2010**
> **File No. 000-29375**

Dear Mr. Ousley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 3

Competition, page 8

1.   Please tell us how you considered disclosing your principal methods of competition, and positive and negative factors pertaining to your competitive position. See Item 101(c)(1)(x) of Regulation S-K.

Item 11. Executive Compensation, page 46 (Incorporated by Reference From Proxy Statement Filed March 26, 2010)

Executive Compensation, page 16

Annual Bonuses, page 19

2009 Annual Incentive Plan, page 19

2.   Given that your adjusted gross EBITDA target is judged in two performance periods, it appears that you should disclose and discuss your target and performance against the target for both periods.

3.   We note your disclosure that in addition to company financial goals, business unit and individual goals are established under the annual incentive plan, and that attainment of the individual goals is subjectively assessed and can affect the amount of the bonus payments. Provide a more detailed discussion of the business unit and individual goals, how achievement against the goals was determined, and how level of achievement impacted the amount awarded to each named executive officer.

4.   We note your disclosure that although you exceeded the adjusted gross EBITDA target, your compensation committee exercised downward discretion and approved the bonus pool at 100% of target. Disclose how much this downward discretion impacted the size of the bonus pool and the amount awarded to each named executive officer.

Consolidated Financial Statements

Note 7. Long-Term Debt, page 66

5.   Tell us how you considered the classification of the equity component of the convertible notes as temporary equity.   Please address FASB ASC 470-10-S99-3A-3(e) (i.e., paragraph 43 of EITF D-98) in your response.

Note 15. Equity-Based Compensation, page 77

6.   Please describe why there was an increase in forfeiture activity that caused you to revise your estimated forfeiture rates. Clarify the portion of the $12.2 million cumulative adjustment that relates to 2008. Explain in greater detail why you recorded an additional $2.2 million adjustment during the fourth quarter of 2009.

James E. Ousley
SAVVIS, Inc.
June 8, 2010
Page 3

Form 10-Q for the Quarterly Period Ended March 31, 2010

Exhibits 31.1 and 31.2

7.   We note that paragraph 4(d) of the certifications omits the parenthetical "(the
        registrant's fourth fiscal quarter in the case of an annual report)." The
        certifications may not be changed in any respect from the language of
        Item 601(b)(31) of Regulation S-K, even if the change would appear to be
        inconsequential in nature. See Section II.B.4 of SEC Release No. 33-8124.
        Please confirm that you will use the language specified in Item 601(b)(31) in
        future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;

- and the company may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney at (202) 551-3428 or Maryse Mills-Apenteng, Special Counsel at (202) 551-3457. Please contact me with any other questions at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief